UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Qualtrics International Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

747601201

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

With copies to:

Justin G. Hamill, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747601201	13D	Page 1 of 11 pages

1	Names of Reporting Persons SLP Quartz Aggregator, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 2 of 11 pages

1	Names of Reporting Persons SLP VI Aggregator GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 3 of 11 pages

1	Names of Reporting Persons Silver Lake Partners VI DE (AIV), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 4 of 11 pages

1	Names of Reporting Persons Silver Lake Technology Investors VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 5 of 11 pages

1	Names of Reporting Persons Silver Lake Technology Associates VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 6 of 11 pages

1	Names of Reporting Persons SLTA VI (GP), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 7 of 11 pages

1	Names of Reporting Persons Silver Lake Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 8 of 11 pages

Explanatory Note

This Amendment No. 6 (the “Amendment No. 6”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on February 11, 2021 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Qualtrics International Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Consummation of Merger

Pursuant the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 12, 2023, by and among the Issuer, Quartz Holdco, LLC (“Parent”), and Quartz MergerCo, Inc. (“Merger Sub”), on June 28, 2023 (the “Closing Date”), Merger Sub merged with and into the Issuer with the Issuer surviving such merger as a wholly owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are affiliates of the Reporting Persons.

Immediately prior to the effective time of the Merger, each share of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons was contributed to Parent in exchange for class A units of Parent. Each such share of the Issuer’s Class A Common Stock was then cancelled and ceased to exist. Also at the effective time of the Merger, each other share of the Issuer’s Class A Common Stock and shares of the Issuer’s Class B common stock, par value $0.0001 per share, outstanding immediately prior to the effective time of the Merger (subject to certain exceptions, including shares owned by stockholders of the Issuer who have not voted in favor of the adoption of the Merger Agreement and have properly exercised appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware), was converted into the right to receive $18.15 in cash, subject to applicable withholding taxes.

On the Closing Date, the Issuer (i) notified Nasdaq Global Select Market (“Nasdaq”) of the consummation of the Merger and (ii) requested that Nasdaq file with the Securities and Exchange Commission (the “SEC”) a Form 25 Notification of Removal from Listing and/or Registration to delist and deregister the Class A Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon effectiveness of the Form 25, the Issuer intends to file with the SEC a Certification and Notice of Termination on Form 15 to deregister the Class A Common Stock and suspend the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act. Trading of the Class A Common Stock on Nasdaq was halted prior to the opening of trading on the Closing Date.

CUSIP No. 747601201	13D	Page 9 of 11 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

This Amendment No. 6 is being filed on behalf of the Reporting Persons to report that, as of June 28, 2023, after giving effect to the Merger described in Item 4 above, the Reporting Persons do not beneficially own any shares of Class A Common Stock.

(c)

Other than as described in Item 4 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in the Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)

On June 28, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Class A Common Stock in connection with the consummation of the Merger.

CUSIP No. 747601201	13D	Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2023

SLP Quartz Aggregator, L.P.
By:	SLP VI Aggregator GP, L.L.C. its general partner
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP VI Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners VI DE (AIV), L.P.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

CUSIP No. 747601201	13D	Page 11 of 11 pages

Silver Lake Technology Investors VI, L.P.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By: SLTA VI (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel